This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of 1933
in connection with
Registration No. 333-74812
PROSPECTUS

PacifiCare Health Systems, Inc.

6,872,792 Shares of Common Stock

        Under this prospectus, Acqua Wellington North American Equities Fund, Ltd., or Acqua Wellington, may resell up to 6,872,792 shares of our common stock that Acqua Wellington has purchased or may purchase from us pursuant to an equity line of financing arrangement, sometimes referred to as an “equity line of credit,” that we have entered into with Acqua Wellington and that is further described in this prospectus. We will receive the net proceeds from the sale of any common stock made to Acqua Wellington under the equity line of credit. We will not receive any proceeds from any resales of our common stock made by Acqua Wellington under this prospectus.

      Acqua Wellington is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with its sale of our common stock under this prospectus.

      Our common stock is quoted on the Nasdaq National Market under the symbol “PHSY.” On December 24, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $15.05 per share.

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 26, 2001.

OUR COMPANY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
EQUITY LINE OF CREDIT AGREEMENT
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION

      You should rely only on the information contained or incorporated by reference into this prospectus or any related prospectus supplement. We have not, and Acqua Wellington has not, authorized anyone to provide you with different information. We are not, and Acqua Wellington is not, making an offer of the shares of common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

OUR COMPANY

      We are one of the nation’s largest health care services companies in the commercial and Medicare lines of business. We sell managed care and other health insurance products to employer groups and Medicare beneficiaries in eight Western states and Guam. We also offer a variety of specialty products and services that employers can purchase to supplement our basic commercial plans, or as stand-alone products. These specialty products include pharmacy benefit management, behavioral health services, life and health insurance and dental and vision services.

      Our principal executive offices are located at 3120 Lake Center Drive, Santa Ana, California 92704, and our telephone number is (714) 825-5200. We maintain a worldwide website at www.pacificare.com. The reference to our worldwide web address does not constitute incorporation by reference into this prospectus of the information contained at this site. We were formed in 1996 as a Delaware corporation in connection with the acquisition of FHP International Corporation. We are the successor to a California corporation that was formed in 1983 and reincorporated as a Delaware corporation in 1985.

FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties set forth under “Risk Factors,” that could cause actual results to differ materially from those anticipated as of the date of this prospectus or the date of documents incorporated by reference into this prospectus that include forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

      Buying shares of our common stock in this offering involves risk. You should carefully consider the risk factors described below. You should also carefully read and consider the other information contained or incorporated by reference into this prospectus before buying shares in this offering. For more information about information incorporated by reference into this prospectus, see “Where You Can Find Additional Information.” The risks and uncertainties described below and in documents incorporated by reference into this prospectus are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the risks described below or in documents incorporated by reference into this prospectus actually occur, our business, results of operations and financial condition could be materially and adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Relating to Our Business

We may substantially reduce our participation in the Medicare+Choice program, and our failure to replace any lost premiums resulting from reduced participation in that program with revenue from other sources could adversely affect our results of operations.

      We have reduced our participation in the Medicare+Choice program, which has accounted for approximately 60% of our total premiums in each year since 1998, because of shortfalls in Medicare+Choice premiums compared to our health care service expenses and increased Medicare administration costs. Such shortfalls contributed to our decision to cease offering or freeze enrollment in our Medicare+Choice products in various counties in 2000, 2001 and 2002. The following table provides information on the number of counties where we did or will offer our Medicare+Choice products as of the dates indicated. Additionally, it provides information on the number of counties for which we originally contracted with the Centers for Medicare and Medicaid Services, or CMS, to offer our Medicare+Choice products, as of the beginning of each year indicated.

	January 1,	September 30,	December 31,
	2002(1)	2001	2000

Counties for which we originally contracted with CMS to offer Medicare+Choice products	68	104	123
Counties in which we have frozen enrollment or exited subsequent to the original contract dates	(4)	(34)	(41)

Counties in which we offer Medicare+Choice products	64	70	82

(1)	Based on our September 17, 2001 adjusted community rate proposal filing with CMS.

      We might also choose to freeze enrollment or set capacity limits in some counties in 2002. We also expect to experience attrition, which may be significant, in our Medicare+Choice membership as we scale back benefits under our Medicare+Choice products to attempt to sustain reasonable margins. We cannot predict the magnitude of this attrition. We will continue to reduce our participation in the Medicare+Choice program if federal funding for the Medicare+Choice program does not increase. To the extent that we continue to reduce our participation in the Medicare+Choice program, our revenue will decline unless lost revenue from our Medicare+Choice products is replaced with revenue from other sources, such as our new Medicare supplement product offerings or other lines of business. We cannot predict whether we will be able to replace some or all of our lost revenue from our Medicare+Choice products with new sources of revenue. Without a replacement for any lost revenue from our Medicare+Choice products, our results of operations could be adversely affected, for example by increasing our administrative costs as a percentage of our revenue.

Our premiums for our commercial products and Medicare+Choice products are generally fixed in advance of the periods covered and our profitability may suffer to the extent that those premiums do not adequately allow for increases in the costs of health care services over those periods.

      Of our commercial business, more than 50% of our membership renews on January 1 of each year, with premiums that are generally fixed for a one-year period. In addition, each of our subsidiaries that offers Medicare+Choice products must submit adjusted community rate proposals, generally by county or service area, to CMS by July 1 for each such product that will be offered in a subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care costs reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or benefit designs. Many factors, including health care costs that rise faster than premium increases, increases in utilization and regulatory changes, could cause actual health care costs to exceed what was estimated and reflected in premiums. To the extent that such excesses occur, our results of operations will be adversely affected.

If we do not continue to enhance our underwriting capabilities, our abilities to appropriately price our commercial products in light of the risk we assume and assess the profitability of our different markets could be materially and adversely affected.

      We use our underwriting systems to establish and assess premium rates based upon accumulated actuarial data, with adjustments for factors such as claims experience and hospital and physician contract changes. We have made significant progress in enhancing our actuarial and underwriting capabilities so that we are able to better price our commercial products, particularly in light of the continuing shift away from capitated contracts to risk-based contracts, and make market exit decisions for our Medicare+Choice markets. The further development and implementation of these capabilities is an ongoing process that will continue for a period of time. To the extent that we are not able to develop and implement these capabilities in a timely and cost effective manner, our results of operations and cash flows may be materially and adversely affected.

Our financial and operating performance could be adversely affected by a reduction in revenue caused by membership losses or lower-than-expected premiums.

      A loss of profitable membership or an inability to achieve expected premium increases could negatively affect our financial position, results of operations or cash flows. Factors that could contribute to the loss of membership or lower premiums include:

•	the inability of our marketing and sales plans to attract new customers or retain existing customers;

•	the effect of premium increases, benefit changes and member-paid supplemental premiums and copayments on the retention of existing members and the enrollment of new members;

•	our exit from selected service areas, including Medicare+Choice markets;

•	our limits on enrollment of new Medicare+Choice members in selected markets, through a combination of capacity waivers and voluntary closure notices;

•	reductions in work force by existing customers and/or buy-downs in benefits by existing customers;

•	negative publicity and news coverage or threats of litigation;

•	our failure to successfully complete and/or integrate acquisitions; and

•	the loss of key sales and marketing employees.

Our profitability has been adversely affected, and will continue to be significantly impacted, by our ability to control our health care costs under risk-based contracts.

      We have experienced a significant increase in our health care costs as a greater proportion of our membership was covered through risk-based hospital and physician contracts. In 2000, we experienced significantly higher health care costs for members served under provider agreements that shifted from capitated contracts to risk-based contracts. During 2000, the percentage of our membership covered by risk-based hospital contracts was 41% at December 31, 2000 and the percentage of our membership covered by risk-based physician contracts was 15% at December 31, 2000. This shift away from capitated contracts to risk-based contracts continued during the first three quarters of 2001. As of September 30, 2001, the percentage of our membership covered by risk-based hospital contracts was 48% and the percentage of our membership covered by risk-based physician contracts was 20%. We expect this shift to risk-based contracts to continue, including planned transitions in Texas, Oklahoma and Arizona. To the extent that we have entered into and may continue to increasingly enter into risk-based contracts with hospitals and physicians, our ability to control our health care costs and profitability will increasingly depend on our ability to accurately predict member utilization of health care services and claims costs, and proportionately less on our ability to control health care costs under capitated contracts. Our inability to control health care costs under risk-based contracts could have a material adverse effect on our financial condition and results of operations.

Our results of operations could be adversely affected by increased health care costs caused by increased utilization of health care services under risk-based contracts.

      Under risk-based contracts, we risk incurring higher than expected health care costs due to increased utilization of hospital and physician services. To reduce the risk of higher than medically warranted utilization, we are focusing on developing medical management programs to manage health care costs, investing in the development of systems to monitor and manage the utilization of health care services, while maintaining quality of care, and renegotiating provider contracts to reduce costs. Our consolidated medical loss ratio could continue to increase if our programs for controlling utilization are not successful and we are not able to increase premiums appropriately to offset the cost of such utilization increases.

We could become subject to material unpaid health care claims and health care costs that we would not otherwise incur because of insolvencies of providers with whom we have capitated contracts.

      We maintain insolvency reserves that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably. Providers with whom we have capitated contracts could become insolvent. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. We may also incur additional health care costs in the event of provider instability where we are unable to agree upon a contract that is mutually beneficial. These costs may be incurred when we need to contract with other providers at less than cost-effective rates to continue providing health care services to our members. In addition to our insolvency exposure, our providers have deposited security reserves in third party institutions. Because our access to provider security reserves has, and may be subject to challenge by the provider group or other third parties at interest, we could incur additional charges for unpaid health care claims if we are ultimately denied access to these funds. In the third quarter of 2001, we recorded $34 million in insolvency reserves as a result of two Texas physician bankruptcies and other potentially insolvent providers in Texas. We cannot predict whether the financial condition of our Texas providers will continue to deteriorate. To the extent that we do not accurately estimate the timing, amount or outcome of claims asserted against us based on providers with whom we have capitated contracts and who become insolvent, our results of operations or cash flows for a future period could be materially and adversely affected.

A disruption in our health care provider network could have an adverse effect on our ability to market our products and our profitability.

      In any particular market, health care providers could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs or difficulty meeting regulatory or accreditation requirements. In some markets, some health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions. If health care providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those markets could be adversely affected. A reduction in our membership resulting from a reduction in the size of our health care provider network would reduce our revenue and increase the proportion of our premium revenue needed to cover our health care costs.

Our results of operations could be adversely affected by understatements in our actual liabilities caused by understatements in our actuarial estimates of incurred but not reported or not paid claims.

      We estimate the amount of our reserves for incurred but not reported or not paid, or IBNR, claims primarily using standard actuarial methodologies based upon historical data. These standard actuarial methodologies include, among other factors, the average interval between the date services are rendered and the date claims are received and/or paid, denied claims activity, expected health care cost inflation, utilization, seasonality patterns and changes in membership. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as required. Such estimates could understate or overstate our actual liability for claims and benefits payable. Any increases to such prior estimates could adversely affect our results of operations in future periods.

Audits of our proposals for our Medicare+Choice products that are ongoing or that may occur in the future could result in material liabilities to us.

      Our adjusted community rate proposals for the contract year 2002 have been filed. In the normal course of business, all information submitted as part of the adjusted community rate process is subject to audit. We have been notified by CMS that audits of our adjusted community rate proposals for contract year 2001 will be conducted in Arizona, Oklahoma, Oregon and Washington. We cannot be certain that any ongoing and future audits will be concluded satisfactorily. We may incur additional, possibly material, liability as a result of these audits. The incurrence of such liability could have a material adverse effect on our results of operations or cash flows.

If our claims processing system is unable to handle an increasing claims volume, we may become subject to additional regulatory actions or less able to accurately estimate claims liabilities and establish related reserves.

      We have regulatory risk for the accurate and timely processing of claims. From November 2000 until April 20, 2001, our Texas health maintenance organization, or HMO, subsidiary was placed under administrative oversight by the Texas Department of Insurance due to various issues including untimely claims processing. In connection with the release of our Texas HMO subsidiary from administrative oversight, we made a commitment to provide a detailed corrective action plan and follow-up reporting to the Texas Department of Insurance. The Attorney General of Texas issued a request for information related to contracts and billing practices in September 2001 and the outcome of this request is uncertain. In addition, the California Department of Managed Health Care issued a censure against us for late payment of commercial claims to physicians and hospitals. The late payments were caused by a large increase in claims volume associated with the rapid shift from capitated contracts to risk-based contracts. In March 2001, we reached a settlement with the California Department of Managed Health Care, whereby we paid approximately $2 million in interest and penalties. If we are unable to handle continued increased claims volume, we may continue to be subject to regulatory censure and penalties, which could have a material adverse effect on our operations and results of operations. In addition, if our claims processing system is unable to handle such increased claims volume, the data we use for our IBNR estimates could be incomplete and our ability to estimate claims liabilities and establish adequate reserves could be adversely affected.

Our profitability may be adversely affected if we are unable to adequately control our prescription drug costs.

      Overall, prescription drug costs have been rising for the past few years. The increases are due to the introduction of new drugs costing significantly more than existing drugs, direct consumer advertising by the pharmaceutical industry creating consumer demand for particular brand drugs, patients seeking medications to address lifestyle changes, higher prescribed doses of medications and enhanced pharmacy benefits for members such as reduced copayments and higher benefit maximums. As a way of controlling this health care cost component, we have implemented a significant decrease in prescription drug benefits for our Medicare+Choice members in almost all of our geographic areas in 2002. Despite these efforts, however, we may be unable to adequately control this health care cost component, which could adversely impact our profitability.

Increases in our selling, general and administrative expenses could harm our profitability.

      Despite our efforts to control and reduce our selling, general and administrative expenses, these expenses could increase as a result of a number of factors, which could adversely impact our profitability. These factors include:

•	our need for additional investments in medical management, underwriting and actuarial resources and technology;

•	our need for increased claims administration, personnel and systems;

•	the success or lack of success of our marketing and sales plans to attract new customers;

•	our need for additional advertising, marketing, administrative or management information systems expenditures;

•	our ability to estimate and mitigate, when possible, claims exposure under our professional liability insurance policy;

•	our inability to achieve efficiency goals and resulting cost savings; and

•	integration costs for acquisitions that exceed our expectations.

In addition, our selling, general and administrative expenses as a percentage of our revenue could increase due to changes in our product mix between Medicare and commercial products and could be adversely affected if we exit Medicare+Choice markets without replacing our revenue from those markets with revenue from other sources, like our new Medicare supplement product offerings.

We may not accurately estimate the amounts we will need to spend to comply with HIPAA, which may adversely affect our ability to execute portions of our business strategy or our expenses.

      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, includes administrative simplification provisions directed at standardizing transactions and codes and seeking protections for confidentiality and security of patient data. We expect to modify all of our information systems and business processes to comply with HIPAA regulations regarding standardizing transactions and codes. We also expect to incur expense developing systems and refining processes and contracts to comply with HIPAA. We currently estimate that our HIPAA compliance costs will approximate $11 million in 2001. Our 2001 estimate of HIPAA compliance costs decreased from $20 million to $11 million because of delays in the implementation of current HIPAA rules and additional rules to be released. We expect the decline in the current year cost estimate to shift to future years’ HIPAA compliance costs. We continue to evaluate the work required to meet HIPAA requirements and mandated compliance timeframes. To the extent that our estimated HIPAA compliance costs are less than our actual HIPAA compliance costs, amounts we had budgeted for other purposes will need to be used for HIPAA compliance which may adversely affect our ability to execute portions of our business strategy or may increase our selling, general and administrative expenses.

We are subject to several lawsuits brought by health care providers and members alleging that we engage in a number of improper practices. Depending upon their outcome, these lawsuits could result in material liabilities to us or cause us to incur material costs, to change our operating procedures or comply with increased regulatory requirements.

      Health care providers and members are currently attacking practices of the HMO industry through a number of lawsuits, including purported class action lawsuits brought against us and other HMOs. The lawsuits brought by health care providers allege that HMOs’ claims processing systems automatically and impermissibly alter codes included on providers’ reimbursement/ claims forms to reduce the amount of reimbursement, and that HMOs impose unfair contracting terms on health care providers, impermissibly delay making capitated payments under their capitated contracts, and negotiate capitation payments that are inadequate to cover the costs of health care services provided. The lawsuits brought by members allege that HMOs engage in a number of purportedly undisclosed practices designed to limit the amount and cost of health care services provided to members. These alleged practices include:

•	providing health care providers with financial incentives to restrict hospitalizations, referrals to specialist physicians, and prescriptions for high cost drugs;

•	entering into capitated contracts with health care providers, since capitated providers have financial incentives to limit health care services;

•	manipulating prescription drug formularies by removing drugs from formularies after members enroll;

•	manipulating determinations of whether health care services are medically necessary by excluding expensive procedures and treatments from being considered medically necessary; and

•	making determinations that established procedures and treatments for certain diseases, illnesses or injuries are experimental or investigational and so not provided for under HMOs’ coverage.

These lawsuits, including those filed to date against us, may take years to resolve and, depending upon the outcomes of these cases, may cause or force changes in practices of the HMO industry. These cases also may cause additional regulation of the industry through new federal or state laws. These actions and actions brought by state attorney generals ultimately could adversely affect the HMO industry and, whether due to damage awards, required changes to our operating procedures, increased regulatory requirements or otherwise, have a material adverse effect on our financial position, results of operations or cash flows and prospects.

Audits by the OIG of the premiums charged under our contracts with OPM could result in material liabilities to us.

      We have commercial contracts with the Office of Personnel Management, or OPM, to provide managed health care services to federal employees, annuitants and their dependents under the Federal Employee Health Benefits Program. Periodically, OPM’s Office of Inspector General, or OIG, audits us to verify that the premiums charged are calculated and charged in compliance with OPM’s regulations and guidelines. OPM has the right to audit the premiums charged during any period for up to six years following that period. The final resolution and settlement of audits have historically taken more than three years and as many as seven years.

      During the audit process, OPM has referred and may continue to refer its findings to the United States Department of Justice, or DOJ, if it believes that we may have knowingly overcharged the government or otherwise submitted false documentation or certifications in violation of the False Claims Act. Under the False Claims Act, an action can be considered knowingly committed if the government contractor acted with actual knowledge, or with reckless disregard or deliberate ignorance of the government’s rules and regulations. If the government were to win a False Claims Act lawsuit against us, the government could obtain the amounts overcharged and a trebling of these damages, plus interest and substantial civil penalties. The government could also permanently disqualify us from participating in all federal government programs. We have a number of pending audits that we are seeking to resolve with the DOJ. These audits claim that substantial amounts were overcharged. In addition, the DOJ has indicated an intention to seek additional recoveries under the False Claims Act in relation to some of these audits, which could include up to a trebling of any amounts that are found to have been overcharged. The resolution of these matters could result in a material adverse effect on our results of operations or cash flows. In addition, we cannot be certain that additional audits will not be referred to the DOJ, or that additional, possibly material, liability will not be incurred. Such liability could have a material adverse effect on results of operations or cash flows.

We are subject to other litigation in the ordinary course of business that may result in material liabilities to us, including liabilities for which we may not be insured.

      From time to time, we are involved in legal proceedings that involve claims for coverage encountered in the ordinary course of business. We, like other HMOs and health insurers generally, exclude payment for some health care services from coverage under our HMO and other plans. We are, in the ordinary course of business, subject to the claims of our members arising out of decisions to deny or restrict reimbursement for services. The shift away from capitated contracts to risk-based contracts may result in more claims of this nature as we increase our medical management capabilities and take a more active role in managing the cost of medical care. In addition, we may be subject to more claims of this nature from our Medicare+Choice members that will be litigated in state court, rather than under the Medicare Act’s administrative review process, based on a recent California Supreme Court decision that the United States Supreme Court declined to review. The loss of even one such claim, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms. We maintain general liability, property, managed care errors and omissions and medical malpractice insurance coverage. We have recently increased our deductible to $3 million per claim under our medical malpractice insurance coverage because of increased premiums and are now effectively self-insured with respect to most medical malpractice claims.

Regulators could terminate or elect not to renew our Medicare contracts, change the program or its regulatory requirements, or audit our proposals for Medicare plans, all of which could materially affect our revenue or profitability from our Medicare+Choice products.

      The Medicare program has accounted for approximately 60% of our total premiums in each year since 1998. CMS, the Department of Health and Human Services, or DHHS, and state regulatory agencies regulate the benefits provided, premiums paid, quality assurance procedures, marketing and advertising for our Medicare+Choice products. CMS may terminate our Medicare+Choice contracts or elect not to renew those contracts when those contracts come up for renewal every 12 months. The loss of Medicare contracts or changes in the regulatory requirements governing the Medicare+Choice program or the program itself could have a material adverse effect on our financial position, results of operations or cash flows.

      CMS has contracted with external auditors to conduct audits on one-third of all adjusted community rate filings as mandated by law. We have been notified by CMS that audits of our 2001 adjusted community rate proposals for Oklahoma, Arizona, Washington and Oregon will be conducted. Additionally, the Office of Inspector General of the DHHS has notified us of two audits for Texas. The first audit evaluates whether additional benefits identified in the adjusted community rate filing were offered and administered appropriately. The second audit seeks to verify that additional funding received by Texas from the Benefits Improvement and Protection Act of 2000 was used in the manner designated in the 2001 adjusted community rate re-filing. We cannot be certain that any ongoing and future audits will be concluded satisfactorily. We may incur additional, possibly material, liability as a result of these audits. The incurrence of such liability could have a material adverse effect on our results of operations or cash flows.

We compete in highly competitive markets and our inability to compete effectively for any reason in any of those markets could adversely affect our profitability.

      We operate in highly competitive markets. Consolidation of acute care hospitals and continuing consolidation of insurance carriers, other HMOs, employer self-funded programs and preferred provider organizations, some of which have substantially larger enrollments or greater financial resources than ours, has created competition for hospitals, physicians and members, impacting profitability and the ability to influence medical management. In addition, pharmacy benefit management companies have continued to consolidate, competing with the pharmacy cost management capability of our wholly owned subsidiary, Prescription Solutions. The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups as clients and some of our competitors have set premium rates at levels below our rates for comparable products. We anticipate that premium pricing will continue to be highly competitive. In addition, brokers and employers may react negatively to adverse press associated with HMOs in general or directly about us, and consequently look to alternatives such as indemnity products or self-funded programs. If we are unable to compete effectively in any of our markets, our business may be adversely affected.

Recently enacted or proposed legislation, regulations and initiatives could materially and adversely affect our business by increasing our operating costs, reducing our membership or subjecting us to additional litigation.

      Recent changes in state and federal legislation have increased and will continue to increase the costs of regulatory compliance, and proposed changes in the law may negatively impact our financial and operating results. These changes may increase our health care costs, decrease our membership or otherwise adversely affect our revenue and our profitability. Regulation and enforcement is increasing both at the state and federal level. Increased regulations, mandated benefits and more oversight, audits and investigations and changes in laws allowing access to federal and state courts to challenge health care decisions may increase our administrative, litigation and health care costs. The following recent or proposed legislation, regulation or initiatives could materially affect our financial position:

•	proposed legislation and regulation could include adverse actions of governmental payors, including reduced Medicare premiums, discontinuance of, or limitation on, governmentally funded programs, recovery by governmental payors of previously paid amounts, the inability to increase premiums or prospective or retroactive reductions to premium rates for federal employees;

•	proposed legislation to provide payment and administrative relief for the Medicare+Choice program and regulate drug pricing by the state and federal government could include provisions that impact our Medicare+Choice products;

•	new and proposed “patients’ bill of rights” legislation at the state level that would hold HMOs liable for medical malpractice, including legislation enacted in Arizona, California, Oklahoma, Texas and Washington, may increase the likelihood of lawsuits against HMOs for malpractice liability. The proposed federal “patients’ bill of rights” has passed both the Senate and the House of Representatives but conference action is still pending at this time. This legislation would remove or limit the federal preemption set forth in the Employee Retirement Income Security Act of 1974, or ERISA, that precludes most individuals from suing their employer-sponsored health benefit plans for causes of action based upon state law and enable members to challenge coverage/ benefits decisions in state and federal courts;

•	new and increased initiatives at the DOJ, the Office of Inspector General of the DHHS, the OIG and the various enforcement divisions of the state regulatory agencies governing health care programs that pursue both civil and criminal investigations against physicians, hospitals, payors, and pharmaceutical companies for misconduct relating to potential health care fraud and abuse, false claims, ERISA violations, violations of the Medicare program, overbilling of government programs, incorrect reporting of data, and improper denial or mismanagement of care;

•	new and proposed state legislation, regulation, or litigation that would otherwise limit our ability to capitate physicians and hospitals or delegate financial risk, utilization review, quality assurance or other medical decisions to our contracting physicians and hospitals;

•	existing state legislation and regulation that may require increases in minimum capital, reserves, and other financial liability requirements and proposed state legislation that may limit the admissibility of certain assets;

•	existing state legislation and regulation that may increase the financial capital requirements of physicians and hospitals who contract with HMOs to accept financial risk for health services;

•	new and proposed legislation that permits and would permit independent physicians to collectively bargain with health plans on a number of issues, including financial compensation;

•	state and federal regulations that place additional restrictions and administrative requirements on the use, electronic retention, transmission and disclosure of personally identifiable health information, such as HIPAA, and federal regulations that enforce the current HIPAA administrative simplification compliance deadline of October 2002;

•	new state and proposed federal laws mandating benefits including those that mandate equal coverage for mental health benefits, commonly called mental health parity; and

•	existing and proposed legislation that would limit our ability to manage care and utilization such as “any willing provider” and “direct access” laws.

We may take charges for long-lived asset impairments or dispositions or restructurings that could materially impact our results of operations or cash flows.

      In the future, we may announce dispositions of assets or product exits as we continue to evaluate whether our subsidiaries or products fit within our business strategy. We may also record long-lived asset impairment charges if one or more of our subsidiaries with operating losses generates less operating cash flows than we currently expect. In addition, as we refocus and retool our work force as part of attempting to improve our operating performance, we expect some positions to change or be eliminated, which could result in future restructuring charges. We cannot be certain that dispositions, impairments or restructuring activities will not result in additional charges. In addition, disposition or restructuring charges could have a material adverse effect on our results of operations or cash flows.

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 141 and No. 142. Other intangible assets will continue to be amortized over their useful lives. We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002.

      During 2002, we will perform the first of the required goodwill impairment tests as of January 1, 2002. The tests for measuring goodwill impairment under SFAS No. 142 are more stringent than the existing tests required by SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under SFAS No. 121, we apply an undiscounted cash flow model when assessing the fair value of our reporting units, which has not resulted in the recognition of goodwill impairment to date in 2001. Under SFAS No. 142, we will be required to use discounted cash flow methodology when assessing the fair values of our reporting units, which will likely result in impairment charges. We expect to record such impairment charges as the cumulative effect of a change in accounting principle as of January 1, 2002. Because of the magnitude of our $2.2 billion net goodwill and intangibles asset balance as of September 30, 2001, it is likely that impairment charges, although non-cash, will have a material adverse effect on our financial position.

Risks Relating to this Offering

The actual or anticipated resale by Acqua Wellington of shares of our common stock that it purchases from us under the equity line of credit or otherwise owns or acquires may have an adverse impact on the market price of our common stock.

      The resale by Acqua Wellington through open market transactions or other means of the common stock that it purchases from us under the equity line of credit or that it otherwise owns or acquires may, depending upon the timing of the resales, depress the market price of our common stock. Moreover, as all the shares we sell to Acqua Wellington will be available for immediate resale, the mere prospect of our sales to it could depress the market price of our common stock. In addition, actual or anticipated downward pressure on the market price of our common stock due to actual or anticipated resales of our common stock by Acqua Wellington could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the market price of our common stock to decline.

Our issuance of shares to Acqua Wellington will dilute the equity ownership of our existing stockholders.

      Under our common stock purchase agreement with Acqua Wellington, we may issue to Acqua Wellington up to 6,872,792 shares of our common stock, which represents 19.9% of the number of our issued and outstanding shares as of the date of that agreement. The precise number of shares of our common stock that we will issue to Acqua Wellington over the term of the common stock purchase agreement will depend on the threshold price we set for the applicable draw downs and the market price of our common stock during the draw down periods. Each of our issuances of common stock to Acqua Wellington under the common stock purchase agreement will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests.

We will not be entitled to sell shares of our common stock to Acqua Wellington under the equity line of credit if certain conditions exist at the time we request or settle a draw down.

      Under the equity line of credit, Acqua Wellington is not obligated to purchase shares of our common stock if certain conditions exist at the time we request or settle a draw down, some of which are described below. Acqua Wellington has no obligation to purchase shares of our common stock on any trading day during a draw down period that the volume weighted average price for our common stock is below $11 per share. The market price of our common stock may not meet this minimum trading price condition. If, on the dates we request or settle a draw down, our common stock is not listed and approved for trading on the Nasdaq National Market or trading in our common stock is suspended for more than a limited period agreed to by Acqua Wellington and the suspension is not terminated, we do not have the right to sell any shares of our common stock to Acqua Wellington for that draw down period. Further, to the extent trading in securities generally as reported on Nasdaq shall have been suspended at any time during a draw down period, Acqua Wellington will not be required to purchase any shares of our common stock for that draw down period. If the effectiveness of the registration statement of which this prospectus is a part has been suspended for any reason, we will not be able to settle any draw downs and obtain funds under the equity line of credit until that suspension has been cured. We will also not be entitled to sell shares of our common stock to Acqua Wellington under the equity line of credit if, since the date of our previous draw down request, we have experienced a material adverse effect or material change in ownership, in each case as defined in the common stock purchase agreement.

Our stock price may continue to experience large fluctuations, which may significantly affect the market price of our common stock.

      The trading price of our common stock fluctuates over a wide range and is expected to continue to be extremely volatile in the future. These price fluctuations may be rapid and severe and may leave investors little time to react. Factors that may affect the market price of our common stock include:

•	the inability of our marketing and sales plans to attract new customers or retain existing customers;

•	the effect of premium increases, benefit changes and member-paid supplemental premiums and copayments on the retention of existing members and the enrollment of new members;

•	our exit from selected service areas, including Medicare+Choice markets;

•	our limits on enrollment of new Medicare+Choice members in selected markets, through a combination of capacity waivers and voluntary closure notices;

•	reductions in work force by existing customers and/or buy-downs in benefits by existing customers;

•	negative publicity and news coverage or threats of litigation;

•	our failure to successfully complete and/or integrate acquisitions;

•	the loss of key sales and marketing employees; and

•	changes in securities analysts’ earnings projections or securities analysts’ recommendations.

      These factors, along with the other risk factors described in this prospectus, could lead to a significant decrease in the market price of our common stock and you could lose a substantial amount of your investment.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of our company that might otherwise result in our stockholders receiving a premium over the market price of their shares.

      Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for another person to acquire us by means of a tender offer or other means or to remove our incumbent officers and directors by a proxy contest or otherwise. These provisions include:

•	Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

•	a fair price provision in the certificate of incorporation that requires any acquisition of us to be approved by a two-thirds vote of our board of directors unless the acquiror pays at least a defined fair price and follows specified procedures;

•	our board of directors is divided into three classes with staggered three year terms for each class, which could make it more difficult to gain control of our board of directors;

•	the authorization in our certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover; and

•	provisions in our bylaws eliminating stockholders’ rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws.

      We also have a rights agreement entered into in November 1999, with ChaseMellon Shareholder Services, L.L.C., as rights agent, which gives our stockholders certain rights that could substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

Because Acqua Wellington is incorporated under the laws of another country, it may be difficult or impossible to obtain or enforce judgments against Acqua Wellington.

      Acqua Wellington is an international business company incorporated under the laws of the Commonwealth of The Bahamas and a substantial portion of its assets are located outside of the United States. As a result, it may be difficult or impossible to effect service of process on Acqua Wellington within the United States. It may also be difficult or impossible to enforce judgments entered against Acqua Wellington in courts in the United States based on civil liability provisions of the securities laws of the United States. In addition, judgments obtained in the United States, especially those awarding punitive damages, may not be enforceable in foreign countries.

EQUITY LINE OF CREDIT AGREEMENT

      On December 4, 2001, we entered into what we term an equity line of credit arrangement with Acqua Wellington North American Equities Fund, Ltd., or Acqua Wellington. Specifically, we entered into a common stock purchase agreement with Acqua Wellington which provides that Acqua Wellington, subject to the satisfaction of certain conditions, is committed to purchase up to $150,000,000 of our common stock over an 18-month investment period. The investment period began on December 26, 2001 and ends on June 26, 2003. We have filed the common stock purchase agreement as an exhibit to the registration statement of which this prospectus is a part. The total amount of shares of our common stock that may be purchased by Acqua Wellington under the common stock purchase agreement is 6,872,792 shares. From time to time during the 18-month investment period and at our sole discretion, we may present Acqua Wellington with draw down notices constituting offers to purchase our common stock over 18 consecutive trading days. We may shorten this 18-trading day, or draw down, period if we reasonably believe the effectiveness of the registration statement may be suspended prior to the settlement date for the applicable draw down. Under the common stock purchase agreement, we are able to present Acqua Wellington with up to 15 monthly draw down notices, with a minimum of five trading days required between each draw down period.

      Each draw down notice sets forth a threshold price and the dollar value of the shares Acqua Wellington may be obligated to purchase during the draw down period. The threshold price we choose, which cannot be less than $11.00 per share, establishes the maximum value of the stock we can obligate Acqua Wellington to buy during the draw down period and the discount that Acqua Wellington will receive in connection with purchased shares as follows:

Threshold Price	Maximum Purchase Value

$11.00-12.99	$24,000,000
$13.00-14.99	$27,000,000
Each $2.00 increase above $15.00, up to a maximum of $35.00	$30,000,000 up to a maximum of $60,000,000

Threshold Price	Discount

$11.00-12.99	4.70%
$13.00-14.99	4.45%
$15.00-16.99	4.20%
$17.00-18.99	4.10%
$19.00-20.99	4.00%
$21.00-22.99	3.90%
$23.00-24.99	3.80%
$25.00-26.99	3.70%
$27.00-28.99	3.60%
$29.00-30.99	3.50%
$31.00-32.99	3.40%
$33.00-34.99	3.30%
$35.00	3.20%

      Once presented with a draw down notice, Acqua Wellington, subject to the satisfaction of certain conditions, is required to purchase shares of our common stock for each trading day during the draw down period on which the daily volume weighted average price for our common stock equals or exceeds a threshold price for that draw down that we determine and set forth in the draw down notice. For each such trading day, Acqua Wellington is required to purchase shares in a dollar amount that equals the total dollar amount we specified in the draw down notice divided by the number of trading days in the draw down period. The per share purchase price for these shares equals the daily volume weighted average price of our common stock on that trading day, less a discount ranging from 3.20% to 4.70% that is based on the threshold price we determine for that draw down. The total number of shares of our common stock required to be purchased by Acqua Wellington during a draw down period is the aggregate of the daily amounts. If the daily volume weighted average price of our common stock falls below the threshold price on any trading day during the draw down period, Acqua Wellington will not be required to purchase the pro rata portion of shares of our common stock allocated to that day.

      As an example of how the draw down mechanism works, assume that we had sent Acqua Wellington a draw down notice choosing a threshold price of $17.50 and a draw down amount of $20,000,000. On each of the following eighteen trading days in the draw down period, Acqua Wellington would be obligated, subject to the satisfaction of certain conditions, to purchase approximately $1,111,111.11 worth of our common stock at that day’s volume weighted average price less a 4.10% discount. On a trading day during the draw down period when the volume weighted average price was $18.00, Acqua Wellington would be obligated to buy approximately 64,367 shares of our common stock at a price of $17.262 per share. If the volume weighted average price remained at $18.00 for each trading day during the draw down period, Acqua Wellington would be obligated to purchase a total of approximately 1,158,606 shares of our common stock for approximately $19,999,856.77. The number of shares of our common stock purchased will increase or decrease inversely to increases or decreases in the volume weighted average price of our common stock.

      The common stock purchase agreement was executed as of December 4, 2001 and has been filed as an exhibit to the registration statement of which this prospectus is a part.

USE OF PROCEEDS

      We will not receive any proceeds from any resales of our common stock made by Acqua Wellington under this prospectus.

SELLING STOCKHOLDER

Overview

      Under this prospectus, Acqua Wellington may resell up to 6,872,792 shares of our common stock that Acqua Wellington has purchased or may purchase from us pursuant to an equity line of credit arrangement. Under the terms of the common stock purchase agreement, 6,872,792 shares is the maximum number of shares that we may sell to Acqua Wellington. However, because of possible changes in the market price of our common stock and capital needs, as well as in the market overall, the number of shares of our common stock that we ultimately sell to Acqua Wellington under the equity line of credit, and, consequently, the number of shares resold by Acqua Wellington under this prospectus, may be significantly lower than 6,872,792 shares. Because we do not know the actual number of shares of our common stock that Acqua Wellington may resell under this prospectus, we cannot estimate the number and percentage of shares of our common stock that Acqua Wellington will hold after its resale of shares.

Acqua Wellington

      Acqua Wellington is an international business company incorporated under the laws of the Commonwealth of The Bahamas. Acqua Wellington is not registered as a broker-dealer under the Exchange Act. There are no business relationships between Acqua Wellington and us other than as contemplated by the common stock purchase agreement. In addition, as of the date of this prospectus, Acqua Wellington has not held any positions or offices or, except as described below, had material relationships with us or any of our affiliates within the past three years. If, in the future, Acqua Wellington’s relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

      On November 27, 2001, Acqua Wellington entered into a purchase agreement with UniHealth Foundation, or UniHealth, under which Acqua Wellington purchased 1,699,500 shares of our common stock from UniHealth between November 30, 2001 and December 18, 2001. Acqua Wellington does not have any remaining rights or obligations under its purchase agreement with UniHealth to purchase our common stock. We are not a party to the purchase agreement between Acqua Wellington and UniHealth and were made aware of the above information after our initial filing of the registration statement of which this prospectus is a part.

      The shares of our common stock that Acqua Wellington acquired under its purchase agreement with UniHealth are not registered under the registration statement of which this prospectus is a part and are not included in the shares that Acqua Wellington may resell under this prospectus.

PLAN OF DISTRIBUTION

      Acqua Wellington is offering the shares of common stock offered hereby for its own account. We will not receive any proceeds from any sales of our common stock made by Acqua Wellington under this prospectus. Acqua Wellington is an “underwriter” within the meaning of Section 2(11) of the Securities Act in connection with the sale of shares offered by this prospectus.

      The shares of common stock may be sold by Acqua Wellington in one or more of the following manners:

•	on the Nasdaq National Market, or such other exchange or market where our stock is traded;

•	purchases by a broker or dealer for its account under this prospectus;

•	ordinary brokerage transactions and transactions where the broker solicits purchases;

•	by delivery of shares in settlement of short sales transactions entered into after December 26, 2001, subject to certain selling restrictions contained in the common stock purchase agreement and described below;

•	privately negotiated transactions; or

•	in a combination of the above methods.

      Acqua Wellington will make such sales at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. Acqua Wellington will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

      Acqua Wellington may effect sales by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Acqua Wellington. Acqua Wellington has informed us that no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of shares of our common stock by Acqua Wellington.

      Any broker-dealer participating in such transactions as agent may receive commissions from Acqua Wellington, and if it acts as agent for the purchaser of the shares of our common stock, from the purchaser. Broker-dealers may agree with Acqua Wellington to sell a specified number of shares of our common stock at a stipulated price per share. To the extent that a broker-dealer is unable to do so acting as agent for Acqua Wellington, it will purchase as principal any unsold shares at the price required to fulfill its commitment to Acqua Wellington. Broker-dealers who acquire shares of our common stock as principals may resell the shares from time to time in transactions that may involve block transactions, in the over-the-counter market or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above.

      Any broker-dealers or agents that participate with Acqua Wellington in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are deemed to be “underwriters,” then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

      In addition, Acqua Wellington and any other persons participating in the sale or distribution of the shares offered by this prospectus will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of our common stock by Acqua Wellington or such other persons. Under these rules and regulations, Acqua Wellington and such other persons:

•	may not engage in any stabilization activity in connection with our shares of common stock;

•	must furnish each broker which offers shares of our common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by such broker; and

•	may not bid for or purchase any of our shares of common stock or attempt to induce any person to purchase any of our shares of common stock other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares of our common stock by Acqua Wellington.

      Acqua Wellington has agreed that prior to and during the 18-month investment period, none of Acqua Wellington, its affiliates or any entity managed by Acqua Wellington or its affiliates will sell any of our shares except the shares that it owns or is obligated to purchase pursuant to the provisions of a pending draw down notice. Acqua Wellington has further agreed to restrict the volume of sales by its affiliates and any entity it manages on any trading day to no more than 25% of the total trading volume of our common stock on the Nasdaq National Market as reported on Bloomberg Financial LP for that day.

      To permit Acqua Wellington to resell the shares of our common stock purchased by it under the equity line of credit, we agreed to register those shares and to maintain that registration. We have also agreed with Acqua Wellington that we will prepare and file any amendments and supplements to this prospectus and the registration statement of which it is a part as may be necessary to keep the registration statement current and effective until the earlier of:

•	June 26, 2005;

•	the date on which Acqua Wellington may sell all of the shares of our common stock then held by Acqua Wellington that it purchased from us under the equity line of credit without restriction by the volume limitations of Rule 144(e) of the Securities Act; or

•	the date after which all of the shares of our common stock held by Acqua Wellington that are covered by the registration statement have been sold by Acqua Wellington under a registration statement and Acqua Wellington is no longer required to deliver a prospectus with respect to those shares.

      We have agreed to indemnify and hold harmless Acqua Wellington, any broker-dealer named in the registration statement of which this prospectus is a part and their respective controlling persons against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the registration statement or any omission or alleged omission to state in the registration statement or any document incorporated by reference into the registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading, unless made or omitted in reliance upon and in conformity with written information provided to us by Acqua Wellington or such broker-dealer.

      Acqua Wellington’s underwriting compensation will depend on the threshold prices we set for draw downs and the amount of gross proceeds we receive from sales of our common stock to Acqua Wellington under the equity line of credit, as described in this prospectus under “Equity Line of Credit Agreement.” Acqua Wellington will purchase shares from us under the equity line of credit at a per share price equal to the daily volume weighted average price of our common stock on each date during the applicable draw down period on which shares are purchased, less a discount ranging from 3.20% to 4.70% that is based on the threshold price we determine for that draw down. In addition, we are obligated to pay Reedland Capital Partners, as compensation for its services as placement agent, a cash fee equal to 0.80% of the gross proceeds we receive from Acqua Wellington under the equity line of credit. We will pay all costs, expenses and fees in connection with preparation and filing of the registration statement of which this prospectus is a part, including registration and filing fees, fees and expenses of compliance with securities or blue sky laws, fees and disbursements of our counsel and customary fees and expenses for independent auditors retained by us, including the expenses of any comfort letters. We have also agreed to pay up to $75,000 of Acqua Wellington’s legal fees incurred in connection with the preparation, negotiation, execution and delivery of the common stock purchase agreement, any amendments, modifications or waivers of the common stock purchase agreement and the review of the registration statement of which this prospectus is a part. Acqua Wellington will pay all brokerage commissions and discounts, if any, attributable to its resale of the shares under this prospectus. The common stock purchase agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. We estimate our other expenses in connection with this offering, including the estimated portion of Acqua Wellington’s legal fees that we will pay and that are related to this offering, to be approximately $265,000.

      On November 27, 2001, Acqua Wellington entered into a purchase agreement with UniHealth under which Acqua Wellington purchased 1,699,500 shares of our common stock from UniHealth between November 30, 2001 and December 18, 2001. Acqua Wellington does not have any remaining rights or obligations under its purchase agreement with UniHealth to purchase our common stock. We are not a party to the purchase agreement between Acqua Wellington and UniHealth and were made aware of the above information after our initial filing of the registration statement of which this prospectus is a part.

      The shares of our common stock that Acqua Wellington acquired under its purchase agreement with UniHealth are not registered under the registration statement of which this prospectus is a part and are not included in the shares that Acqua Wellington may resell under this prospectus.

      Our common stock is quoted on the Nasdaq National Market under the symbol “PHSY.”

LEGAL MATTERS

      Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock being offered hereby.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Form 10-K at December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

•	Our Form 10-K for the fiscal year ended December 31, 2000, which was filed on March 22, 2001;

•	Our Form 10-Q for the quarter ended March 31, 2001, which was filed on May 15, 2001, our Form 10-Q for the quarter ended June 30, 2001, which was filed on August 7, 2001, and our Form 10-Q for the quarter ended September 30, 2001, which was filed on November 13, 2001;

•	Our Current Reports on Form 8-K filed on January 25, 2001, June 1, 2001, June 18, 2001, June 19, 2001, June 22, 2001, June 26, 2001, July 9, 2001, July 12, 2001, July 25, 2001, August 1, 2001, August 28, 2001, September 4, 2001 and October 4, 2001; and

•	The description of our common stock set forth in the registration statement on Form 8-B filed with the SEC on January 9, 1997 by us as N-T Holdings, Inc., our former name, as amended by the Form 8-A we filed with the SEC on December 4, 2001.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

PacifiCare Health Systems, Inc.
3120 Lake Center Drive
Santa Ana, California 92704
(714) 825-5200
Attention: Investor Relations

      All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made or incorporated by reference into this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

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